EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 1, 2012	July 3, 2011
Earnings:

Income before income taxes	$508,433	$457,075

Add (deduct):

Interest on indebtedness	49,718	49,208
Portion of rents representative of the interest factor (a)	3,679	3,683
Amortization of debt expense	642	599
Amortization of capitalized interest	839	933
Adjustment to exclude noncontrolling interests in subsidiaries and income or loss from equity investee	(6,801)	(1,458)

Earnings as adjusted	$556,510	$510,040

Fixed Charges:

Interest on indebtedness	$49,718	$49,208
Portion of rents representative of the interest factor (a)	3,679	3,683
Amortization of debt expense	642	599
Capitalized interest	4,156	3,249

Total fixed charges	$58,195	$56,739

Ratio of earnings to fixed charges	9.56	8.99
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.